Exhibit 99.1

Ohmyhome HomerAI Reached 14,300 Homes Connected with GMV of Approximately USD 10 billion

●	Over 14,300 homes connected with a Gross Merchandise Value of SGD 13.44 billion (Approximately USD 10 billion) as of Feb 2024

●	Homeowners now have direct access to Ohmyhome suite of services (sell, buy, rent, renovate, and home services) via one single platform

Singapore, March 7, 2024 (GLOBE NEWSWIRE) — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore, today announced the growth update and milestones achieved of its homeowner-focused product, HomerAI.

HomerAI was developed and first trial tested in the third quarter of 2023 and was then officially launched in November 2023 following the launch of its mobile application version 1.0. Currently, HomerAI has reached version 1.9.

As of the end of February 2024, just two months after its official launch, 14,300 homes were connected with verified addresses by homeowners to access free and quality tools such as live valuation, cash proceeds calculator, affordability calculator, mortgage calculator, as well as blog articles, HomerGPT, and be MATCHed against potential buyers in the database if homeowners look to sell.

The total Gross Merchandise Value, or the value of all homes connected, amounted to SGD 13.44 billion (approximately USD 10 billion) as of the end of February 2024, and the average value of home connected was SGD 940,000 (approximately USD 701,000).

With a few clicks, homeowners can engage Ohmyhome’s brokerage services at only 1% commission, as well as renovation and home services on their fingertips.

“We are thrilled to share with our stakeholders the impact we are making to the market by providing the power of knowledge equity to homeowners, through these valuable tools in one app that were previously not available in the market.” Rhonda Wong, CEO and Co-Founder of Ohmyhome, expressed her excitement of the product update, “We understand the frustrations and stress in home transaction processes, and how the lack of information could lead to bad decisions when planning for your home sale, your next home purchase, as well as leasing and renovation. With HomerAI, our customers are now able to have useful information at their fingertips to stay up to date with their home and engage our services with just a few clicks Ohmyhome will continue to build the best tech products for millions of homeowners in Singapore and beyond.”

Leverage the power of HomerAI

Homer AI gives an accurate estimation of your home value, based on key home features and latest transactions, using data from trusted sources to ensure reliable estimates.

HomerAI’s smart algorithm is powered by up-to-date market pricing, including the latest transaction prices of properties sold.

How much cash can homeowners keep after selling their homes?

With Homer AI, homeowners can also track and monitor their estimated cash flow with financial calculators to help them determine their budget for their next home purchase.

For more information and demo on how HomerAI works with its latest features, feel free to visit Ohmyhome blog post here:

https://ohmyhome.com/en-sg/blog/the-future-of-homeownership-is-here-homer-ai-redefines-real-estate-technology/

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties as of June 30, 2023, and has approximately 6,800 units under management as of Dec 31, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact

Investor Relations: ir@ohmyhome.com

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